Exhibit 99.1
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
OVERSEAS REGULATORY ANNOUNCEMENT
THIRD QUARTERLY REPORT FOR 2009

In accordance with the requirement of the China Securities Regulator y Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue the First Quarterly and the Third Quarterly Reports.
The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.
This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE
1.1	The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in the information set out in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2	All Directors of the Company attended the meeting of the Board of Directors.

1.3	The third quarterly financial statements of the Company have not been audited.

1.4	Mr. He Yuhua, Chairman of the Board of Directors of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, head of Financial Department hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report are warranted.

2.	BASIC INFORMATION OF THE COMPANY

2.1	Principal accounting data and financial indicators

			Unit: RMB
			Percentage
			increase/ decrease
			of the end of this
			reporting period
			compared with
	At the end of this	At the end of	the end of
	reporting period	prior year	prior year (%)
Total assets	29,525,987,614	28,927,198,897	2.07
Owners’ equity (or shareholders’ equity)	22,829,247,059	22,388,084,101	1.97
Net assets per share attributable to shareholders of listed companies	3.22	3.16	1.90

	From the beginning of the
	year to the end of the	Percentage increase/
	reporting period	decrease compared with the
	(January to September)	same period last year (%)
Net cash flow from operating activities	2,091,675,097	53.40
Net cash flow from operating activities per share	0.30	57.89

			Percentage
		From the	increase/ decrease
		beginning of the	of this reporting
		year to the end	period compared
	Reporting	of the reporting	with the same
	period (July to	period (January to	period
	September)	September)	last year (%)
Net profit attributable to shareholders of listed companies	416,554,735	1,007,845,918	6.35
Basic earnings per share	0.06	0.14	6.35
Basic earnings per share after extraordinary gain or loss	—	0.14	—
Diluted earnings per share	0.06	0.14	6.35
Fully diluted return rate on net assets (%)	1.82%	4.41%	0.06% Increase
Fully diluted return rate on net assets after extraordinary gain or loss (%)	1.83%	4.42%	0.06% Increase

Extraordinary gain or loss	Amounts from the beginning of the year
items	to the end of the reporting period (January to September)
(1) Loss on disposal of non-current assets	950,488
(2) Income from government grants	(2,552,319)
(3) Other non-operating income and expenses, net	3,636,173
(4) Effect of income tax on extraordinary gain or loss	(406,868)
Total	1,627,474

2.2	TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN SHAREHOLDERS HOLDING SHARES WITHOUT SELLING RESTRICTIONS AT THE END OF THE REPORTING PERIOD

	Unit: Share
Total number of shareholders at the end of the reporting period (Number)	483,392 (482,920 holders of A shares and 472 holders of H shares)
Top ten circulating shareholders holding shares without selling restrictions
	Number of
	circulating shares
	held without
	selling restrictions
	at the end of the	Class of
Name of shareholders (Full name)	period	shares
HKSCC NOMINEES LIMITED (Note)	1,399,776,831	H shares
Bank of China — ChinaAMC Return Fund	62,553,176	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	A shares
Industrial and Commercial Bank of China Limited — ChinaAMC CSI 300 Index Fund	39,999,903	A shares
China Construction Bank Corporation — Changsheng Tongqing Separated Stock Fund	36,920,565	A shares
ICBC — China Southern Longyuan Industry Theme Stock Fund	34,614,285	A shares
Bank of China — ChinaAMC Return II Fund	33,824,842	A shares
ICBC — SSE 50 Trading Open-end Index Securities Investment Fund	31,980,052	A shares
Shenergy Company Limited	28,122,498	A shares
ICBC — Lion Stock Fund	22,987,852	A shares

Note:	1,399,776,831 H shares, which accounts for 97.80% of the H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED on behalf of its various clients.

3.	SIGNIFICANT EVENTS
3.1	Significant changes of key accounting items and financial indicators and reasons for the changes
☑ Applicable ☐ Not applicable
(1)	Bank balances and cash increased by 39.00% as compared with the end of last year, mainly due to the decrease in operating profit;

(2)	Accounts receivable increased by 89.12% as compared with the end of last year, mainly due to the increase in revenue from transportation business;

(3)	Construction-in-progress increased by 69.34% as compared with the end of last year, mainly due to the increase in commenced but not yet completed projects;

(4)	Tax payable increased by 48.70% as compared with the end of last year, mainly due to the increase in revenues from operation and operating profit;

(5)	Dividends payable increased by 495,982.11% as compared with the end of last year, mainly due to the dividend payable to GRGC, which has not been paid;

(6)	Impairment loss on assets increased by 580.84% as compared with the same period last year, mainly due to the increase in impairment provision for construction-in-progress and bad debt provision for accounts receivable during the year;

(7)	Profit or loss from investment in associates increased by 307.90% as compared with the same period last year, mainly due to the improved operating status of Tiecheng Company, an associate of the Company, as compared with last year;

(8)	Non-operating income increased by 90.30% as compared with the same period last year, mainly due to the increase in write off of long-term debts in the year compared with the same period last year;

(9)	Non-operating expenses increased by 92.44% as compared with the same period last year, mainly due to the increase in payment to retired employees and loss on retirement of fixed assets;

(10)	Loss on disposal of non-current assets increased by 93.46% as compared with the same period last year, mainly due to the increase in loss on retirement of fixed assets.

3.2	Progress and impact of significant events and analysis and explanations for the solutions
☑ Applicable ☐ Not applicable

On 25 June 2009, the Company held the Annual General Meeting of 2008, at which the resolution in relation to the issue of medium-term notes by the Company in the PRC was reviewed and approved. The Company proposed to issue medium-term notes in total principal amount of RMB4 billion with a term of 5 years. Preparatory work is underway. Successful issue of the notes may lower the Company’s interest expenses and finance costs.
3.3	Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller
☑ Applicable ☐ Not applicable

On 13 December 2006, the Company raised approximately RMB10.3 billion through the initial public offering of 2,747,987,000 RMB ordinary shares (A shares) of RMB1 each at the issue price of RMB3.76 each. As the largest major shareholder of the Company, Guangzhou Railway (Group) Company under took before this public issue of A shares that 2,904,250,000 A shares of the Company held by it shall not be transferred or managed by any third party nominee or repurchased by the issuer within 36 months from the date of the listing of the A shares of the Company.

On 22 September 2009, in accordance with the relevant requirements of a related notice issued by the State Council, the state-owned capital supervision and administration authority issued a notice on transfer of state-owned shares to the China Securities Depository and Clearing Corporation Limited, requiring the transfer of 274,798,700 shares of the Company (shares subject to transfer under the relevant requirements) held by the Guangzhou Railway (Group) Company to the share transfer account of the National Council for Social Security Fund. In respect of the shares so transferred, the National Council for Social Security Fund extended the lock-up period for three years in the inheritance of and based on Guangzhou Railway (Group) Company’s original statutory and voluntary commitment to lock-up period in accordance with the relevant requirements. After the transfer, the number of shares of the Company held by Guangzhou Railway (Group) Company changed from 2,904,250,000 shares to 2,629,451,300 shares, with percentage in the total share capital accordingly changed from 41.00% to 37.12%.

During the reporting period, the above-mentioned commitment was fulfilled, and there was no breach of commitments.
3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period last year
☐ Applicable ☑ Not applicable

3.5	Implementation of cash dividend policy during the reporting period
☑ Applicable ☐ Not applicable

On 25 June 2009, the Company held the Annual General Meeting of 2008, at which the resolution in relation to proposed profits distribution was reviewed and passed. The plan proposed payment of a cash dividend of RMB0.8 (including tax) for every ten shares to all shareholders based on the total share capital of 7,083,537,000 shares at the end of 2008, totaling RMB566,682,960. The final dividend was distributed to the shareholders on 24 July 2009 (dividend payable to GRGC has not been paid).

Guangshen Railway Company Limited
Legal Representative: He Yuhua
28 October 2009

4.	APPENDIX
4.1 Combined and Company Balance Sheet
30 September 2009

Prepared by: Guangshen Railway Company Limited			Unit: RMB
	Combined		Company
	2009.09.30	2008.12.31	2009.09.30	2008.12.31
Assets	(unaudited)	(audited)	(unaudited)	(audited)
Current assets:
Bank balances and cash	2,179,832,072	1,568,251,957	2,154,481,276	1,540,157,915
Dividends receivable	—	—	—	5,145,586
Accounts receivable	514,489,642	272,049,660	512,615,599	269,264,104
Prepayments	22,351,638	30,996,434	21,750,355	30,669,722
Other receivables	58,841,851	65,868,589	77,363,306	71,288,469
Inventories	224,350,071	201,923,053	221,234,100	198,816,991
Total current assets	2,999,865,274	2,139,089,693	2,987,444,636	2,115,342,787
Non-current assets:
Long-term receivables	47,497,301	48,136,337	47,497,301	48,136,337
Long-term equity investments	170,115,664	169,031,033	248,671,779	247,587,148
Fixed assets	24,348,871,329	24,919,065,807	24,268,349,240	24,834,872,960
Construction-in-progress	854,792,419	504,774,924	852,632,419	504,774,924
Project prepayment	131,270,288	151,971,656	131,270,288	151,971,656
Intangible assets	582,855,484	595,867,953	548,779,964	561,052,447
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term fees to be amortized	10,906,252	14,909,839	10,672,870	14,602,289
Deferred income tax assets	98,558,997	103,097,049	96,932,167	101,470,218
Total non-current assets	26,526,122,340	26,788,109,204	26,486,060,634	26,745,722,585
Total assets	29,525,987,614	28,927,198,897	29,473,505,270	28,861,065,372
Legal representative of the Company: He Yuhua Person-in-charge for accounting matters: Shen Yi Head of accounting department: Tang Xiangdong Head of Financial Department: Lin Wensheng

4.1 Combined and Company Balance Sheet (Continued)
30 September 2009

Prepared by: Guangshen Railway Company Limited			Unit: RMB
	Combined		The Company
Liabilities and	2009.09.30	2008.12.31	2009.09.30	2008.12.31
Shareholders’ equity	(unaudited)	(audited)	(unaudited)	(audited)
Current liabilities:
Short-term borrowings	500,000,000	500,000,000	500,000,000	500,000,000
Accounts payable	1,494,698,033	1,405,465,566	1,488,723,688	1,400,294,385
Deposits	60,722,554	58,236,550	59,511,726	56,446,197
Staff remuneration payable	324,837,429	353,813,604	314,758,074	340,843,531
Tax payable	138,639,222	93,233,342	135,665,441	89,314,826
Interests payable	6,204,710	7,157,033	6,204,710	7,157,033
Dividends payable	232,394,625	46,846	232,394,625	46,846
Other payables	396,393,456	564,718,334	435,885,591	586,037,368
Non-current liabilities due within one year	10,000,000	10,000,000	10,000,000	10,000,000
Total current liabilities	3,163,890,029	2,992,671,275	3,183,143,855	2,990,140,186
Non-current liabilities:
Long-term borrowings	3,380,000,000	3,390,000,000	3,380,000,000	3,390,000,000
Other non-current liabilities	97,942,735	100,495,054	97,942,735	100,495,054
Total non-current liabilities	3,477,942,735	3,490,495,054	3,477,942,735	3,490,495,054
Total liabilities	6,641,832,764	6,483,166,329	6,661,086,590	6,480,635,240
Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,564,500,889	11,564,500,889	11,564,461,609	11,564,461,609
Surplus reserves	1,797,228,577	1,797,228,577	1,797,228,577	1,797,228,577
Retained earnings	2,383,980,593	1,942,817,635	2,367,191,494	1,935,202,946
Total equity attributable to shareholders of the parent	22,829,247,059	22,388,084,101	22,812,418,680	22,380,430,132
Minority interests	54,907,791	55,948,467	—	—
Total shareholders’ equity	22,884,154,850	22,444,032,568	22,812,418,680	22,380,430,132
Total liabilities and shareholders’ equity	29,525,987,614	28,927,198,897	29,473,505,270	28,861,065,372
Legal representative of the Company: He Yuhua Person-in-charge for accounting matters: Shen Yi Head of accounting department: Tang Xiangdong Head of Financial Department: Lin Wensheng

4.2 Combined and Company Statement of Prof it
January to September 2009

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

	Combined		Company
	January to	January to	January to	January to
Items	September 2009	September 2008	September 2009	September 2008
I. Revenues from operation	9,017,572,709	8,691,795,627	8,894,402,301	8,578,710,575
Less: Operating cost	(6,770,723,225)	(6,466,344,710)	(6,699,679,439)	(6,398,716,791)
Operating tax and additionals	(211,514,758)	(202,448,945)	(206,891,844)	(198,490,601)
Sales costs	(765,501)	(815,267)	—	—
Management expenses	(612,130,617)	(599,327,885)	(578,161,313)	(561,294,514)
Finance costs	(162,903,540)	(128,522,196)	(163,370,680)	(128,971,147)
Impairment loss on assets	(2,284,370)	(335,524)	(770,291)	2,287
Add: Investment gains	3,970,751	2,665,908	4,031,588	2,665,908
Include: Gains from investment in associates	1,084,631	265,908	1,084,631	265,908
II. Operating profit	1,261,221,449	1,296,667,008	1,249,560,322	1,293,905,717
Add: Non-operating income	5,301,010	2,785,669	5,290,248	2,783,993
Less: Non-operating expenses	(7,335,352)	(3,811,800)	(7,323,794)	(3,753,403)
Include: Loss on disposal of non- current assets	(960,488)	(496,490)	(953,401)	(496,490)
III. Gross profit	1,259,187,107	1,295,640,877	1,247,526,776	1,292,936,307
Less: Income tax expenses	(252,322,231)	(233,046,912)	(248,855,268)	(230,566,993)
IV. Net profit	1,006,864,876	1,062,593,965	998,671,508	1,062,369,314
Net profit attributable to shareholders of the parent	1,007,845,918	1,062,410,254	998,671,508	1,062,369,314
Minority interests	(981,042)	183,711	—	—
V. Earnings per share:
(1) Basic earnings per share	0.14	0.15	N/A	N/A
(2) Diluted earnings per share	0.14	0.15	N/A	N/A
VI. Other comprehensive income	—	—	—	—
VII.Total comprehensive income	1,006,864,876	1,062,593,965	998,671,508	1,062,369,314
Total comprehensive income attributable to shareholders of the parent	1,007,845,918	1,062,410,254	998,671,508	1,062,369,314
Total comprehensive income attributable to minority shareholders	(981,042)	183,711	—	—
Legal representative of the Company: He Yuhua Person-in-charge for accounting matters: Shen Yi Head of accounting department: Tang Xiangdong Head of Financial Department: Lin Wensheng

4.2 Combined and Company Statement of Prof it (Continued)
July to September 2009

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

	Combined		Company
	July to September	July to September	July to September	July to September
Items	2009	2008	2009	2008
I. Revenues from operation	3,159,688,328	3,071,893,329	3,114,528,988	3,028,397,411
Less: Operating cost	(2,289,429,964)	(2,255,741,727)	(2,261,851,643)	(2,229,400,634)
Operating tax and additionals	(74,000,633)	(72,853,837)	(72,302,865)	(71,316,463)
Sales costs	(239,957)	(331,045)	—	—
Management expenses	(221,224,038)	(220,491,571)	(209,127,512)	(209,320,544)
Finance costs	(53,106,871)	(45,690,132)	(53,347,689)	(45,955,771)
Impairment loss on assets	70,095	—	6,655	—
Add: Investment gains	368,796	(193,930)	368,796	(193,930)
Include: Gains from investment in associates	368,796	(193,930)	368,796	(193,930)
II. Operating profit	522,125,756	476,591,087	518,274,730	472,210,069
Add: Non-operating income	2,168,072	908,429	2,157,989	907,426
Less: Non-operating expenses	(3,775,056)	(2,329,993)	(3,767,159)	(2,279,383)
Include: Loss on disposal of non- current assets	(231,708)	(443,382)	(224,621)	(443,382)
III. Gross profit	520,518,772	475,169,523	516,665,560	470,838,112
Less: Income tax expenses	(104,161,253)	(83,484,610)	(103,370,108)	(82,587,871)
IV. Net profit	416,357,519	391,684,913	413,295,452	388,250,241
Net profit attributable to shareholders of the parent	416,554,735	391,688,305	413,295,452	388,250,241
Minority interests	(197,216)	(3,392)	—	—
V. Earnings per share:
(1) Basic earnings per share	0.06	0.06	N/A	N/A
(2) Diluted earnings per share	0.06	0.06	N/A	N/A
VI. Other comprehensive income	—	—	—	—
VII.Total comprehensive income	416,357,519	391,684,913	413,295,452	388,250,241
Total comprehensive income attributable to shareholders of the parent	416,554,735	391,688,305	413,295,452	388,250,241
Total comprehensive income attributable to minority shareholders	(197,216)	(3,392)	—	—
Legal representative of the Company: He Yuhua Person-in-charge for accounting matters: Shen Yi Head of accounting department: Tang Xiangdong Head of Financial Department: Lin Wensheng

4.3 Combined and Company Cash Flow Statement
January to September 2009

Prepared by: Guangshen Railway Company Limited	Unit: RMB	Audit type: Unaudited

	Combined		Company
	January to September	January to September	January to September	January to September
Items	2009	2008	2009	2008
I. Cash flow from operating activities:
Cash received from sales of goods or rendering of services	7,031,303,862	6,850,356,391	6,911,190,317	6,738,598,086
Other cash received relating to operating activities	235,122,196	180,918,065	246,440,302	171,177,828
Sub-total of cash inflow from operating activities	7,266,426,058	7,031,274,456	7,157,630,619	6,909,775,914
Cash paid for goods and services	(2,708,769,258)	(3,034,874,179)	(2,653,447,220)	(2,972,680,821)
Cash paid to and on behalf of employees	(1,771,230,100)	(1,275,599,686)	(1,737,054,148)	(1,242,708,064)
Tax paid	(461,140,793)	(459,311,003)	(448,862,597)	(448,397,600)
Other cash paid relating to operating activities	(233,610,810)	(897,923,757)	(228,401,706)	(890,764,666)
Sub-total of cash outflow from operating activities	(5,174,750,961)	(5,667,708,625)	(5,067,765,671)	(5,554,551,151)
Net cash flow from operating activities	2,091,675,097	1,363,565,831	2,089,864,948	1,355,224,763
II. Cash flow from investing activities:
Cash received from investment gains	3,000,000	4,455,940	8,206,423	7,824,181
Net cash received from disposal of fixed assets	4,044,367	26,260	26,333	26,260
Sub-total of cash inflow from investing activities	7,044,367	4,482,200	8,232,756	7,850,441
Cash paid to acquire or construct fixed assets and other long-term assets	(995,783,566)	(2,583,525,007)	(992,692,734)	(2,582,540,166)
Other cash paid relating to investing activities	(6,046,501)	—	(46,501)	—
Sub-total of cash outflow from investing activities	(1,001,830,067)	(2,583,525,007)	(992,739,235)	(2,582,540,166)
Net cash flow from investing activities	(994,785,700)	(2,579,042,807)	(984,506,479)	(2,574,689,725)
III. Cash flow from financing activities:
Cash received from borrowings	—	350,000,000	—	350,000,000
Sub-total of cash inflow from financing activities	—	350,000,000	—	350,000,000
Cash paid for repayment of debts	(10,000,000)	—	(10,000,000)	—
Cash paid for distribution of dividends or profits or repayment of interests	(481,294,199)	(707,744,876)	(481,020,025)	(707,744,876)
Sub-total of cash outflow from financing activities	(491,294,199)	(707,744,876)	(491,020,025)	(707,744,876)
Net cash flow from financing activities	(491,294,199)	(357,744,876)	(491,020,025)	(357,744,876)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	(15,083)	1,426,257	(15,083)	1,455,862

4.3 Combined and Company Cash Flow Statement (Continued)
January to September 2009

	Combined		Company
	January to September	January to September	January to September	January to September
Items	2009	2008	2009	2008
V. Net increase in cash and cash equivalents	605,580,115	(1,571,795,595)	614,323,361	(1,575,753,976)
Add: Balance of cash and cash equivalents at the beginning of the period	1,560,951,957	2,352,350,950	1,540,157,915	2,327,940,188
VI. Balance of cash and cash equivalents at the end of the period	2,166,532,072	780,555,355	2,154,481,276	752,186,212
Legal representative of the Company: He Yuhua Person-in-charge for accounting matters: Shen Yi Head of accounting department: Tang Xiangdong Head of Financial Department: Lin Wensheng
4.4	Audit report
☐ Applicable ☑ Not applicable